[redacted]

06002735

SECURIT[illegible] [illegible]SION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response | . . . 12.00 |

| SEC FILE NUMBER |
|---|
| 8 - 48891 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

RECEIVED FEB 27 2006 213 SECTION PROCESSING

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Shepherd Trading Limited

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

C/O SEI Investments Styne House Upper Hatch Street
(No. and Street)

Dublin 2 (City) Ireland (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Lucas (414) 294-7000
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road (Address) Roseland (City) New Jersey (State) 07068 (Zip Code)

PROCESSED
APR 19 2006

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

4/18/06

# OATH OR AFFIRMATION

I, Joseph Lucas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reliant Trading, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

My commission expires February 14, 2010.

AMY BRETZ NOTARY PUBLIC STATE OF WISCONSIN

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SHEPHERD TRADING LIMITED

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

# SHEPHERD TRADING LIMITED

## CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
of Shepherd Trading Limited

We have audited the accompanying statement of financial condition of Shepherd Trading Limited (the "Company"), including the condensed schedule of investments, as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectivess of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Shepherd Trading Limited as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
January 24, 2006

# SHEPHERD TRADING LIMITED

## STATEMENT OF FINANCIAL CONDITION
*(Expressed in United States Dollars)*

**December 31, 2005**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Investments in securities,** at market (cost $498,815,466) | $ | 527,973,430 |
| **Due from broker** | | 4,855,147 |
| **Dividends and interest receivable** | | 1,515,754 |
| **Other assets** | | 101,487 |
| | $ | 534,445,818 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Securities sold short, at market (proceeds $322,055,143) | $ | 342,539,378 |
| Due to broker | | 10,613,158 |
| Dividends and interest payable | | 1,799,109 |
| Management fee payable | | 568,576 |
| Accrued expenses | | 261,124 |
| Total liabilities | | 355,781,345 |
| **Stockholder's equity** | | |
| Common stock, $1 par value, 100 shares authorized, issued, and outstanding | | 100 |
| Capital in excess of par value | | 79,307,312 |
| Retained earnings | | 99,357,061 |
| Total stockholder's equity | | 178,664,473 |
| | $ | 534,445,818 |

*See accompanying notes to financial statements.*

# SHEPHERD TRADING LIMITED

**CONDENSED SCHEDULE OF INVESTMENTS**
*(Expressed in United States Dollars)*

**December 31, 2005**

| | Number of Shares or Principal Amount | Percentage of Stockholder's Equity | Market Value |
|---|---|---|---|
| **Investments in securities,** at market | | | |
| **Common Stocks** | | | |
| Basic Materials | | 1.2 % | $ 2,140,944 |
| Communications | | | |
| MCI Communications Corp | 3,727,383 | 41.2 | 73,541,267 |
| Other | | 10.4 | 18,570,489 |
| Consumer Cyclical | | | |
| General Motors Corp | 17,625 | 0.2 | 342,278 |
| Other | | 10.0 | 17,897,729 |
| Consumer Non-Cyclical | | | |
| General Mills Inc. | 235,410 | 6.5 | 11,610,421 |
| Boulder Specialty Brands Inc. | 1,250,000 | 5.6 | 10,000,000 |
| Teva Pharmaceutical Industries | 72,676 | 1.7 | 3,125,787 |
| Other | | 14.3 | 25,522,176 |
| Diversified | | 2.3 | 4,126,752 |
| Energy | | | |
| Massey Energy Co. | 485,540 | 10.3 | 18,387,351 |
| Peabody Energy Corp | 105,650 | 4.9 | 8,707,673 |
| Other | | 3.6 | 6,391,299 |
| Finance | | | |
| Independence Community Bank Corp | 263,250 | 5.9 | 10,458,896 |
| Other | | 6.0 | 10,717,339 |
| Index | | | |
| SPDR Trust Series 1 | 158,100 | 11.0 | 19,685,031 |
| Other | | 3.4 | 5,992,676 |
| Industrial | | 2.7 | 4,889,927 |
| Technology | | 6.0 | 10,710,641 |
| Utility | | 4.5 | 8,013,450 |
| **Total Common Stocks** (cost $ 274,378,097) | | 151.6 | 270,832,126 |
| **Convertible Bonds** | | | |
| Consumer Cyclical | | 0.4 | 679,500 |
| Consumer Non-Cyclical | | | |
| Cephalon Inc. 2.0% 6/1/05 | 17,000,000 | 14.1 | 25,138,750 |
| Celgene Corp 1.75% 6/1/08 | 7,500,000 | 11.3 | 20,212,500 |
| Teva Pharmaceutical Industries 0.375% 11/15/22 | 3,150,000 | 3.5 | 6,316,380 |
| Other | | 2.9 | 5,164,628 |
| Industrial | | | |
| Eastman Kodak Co. 3.375% 10/15/33 | 10,500,000 | 5.6 | 10,053,750 |
| Other | | 0.2 | 396,911 |
| **Total Convertible Bonds** (cost $ 56,019,098) | | 38.0 | 67,962,419 |

*See accompanying notes to financial statements.*

## SHEPHERD TRADING LIMITED

**CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)**
*(Expressed in United States Dollars)*

**December 31, 2005**

| | Number of Shares or Principal Amount | Percentage of Stockholder's Equity | Market Value |
|---|---|---|---|
| **Investments in securities,** at market (continued) | | | |
| **Corporate Bonds** | | | |
| Consumer Cyclical | | | |
| Beazer Homes USA Inc. 4.625% 6/15/24 | 8,704,500 | 7.5 % | $ 13,365,760 |
| American Airlines 4.5% 2/15/24 | 7,000,000 | 4.6 | 8,277,500 |
| UAL Corp 9.75% 8/15/21 | 1,800,000 | 0.2 | 400,500 |
| UAL Corp 10.67% 5/1/04 | 1,200,000 | 0.1 | 267,000 |
| Other | | 2.4 | 4,290,300 |
| Consumer Non-Cyclical | | 1.3 | 2,290,750 |
| Energy | | 1.4 | 2,443,750 |
| Finance | | 1.2 | 2,186,957 |
| Industrial | | | |
| Danaher Corp 0.0% 1/22/21 | 15,250,000 | 7.0 | 12,521,775 |
| Other | | 2.7 | 4,806,900 |
| Utility | | | |
| PG&E Corp 9.5% 6/30/10 | 7,500,000 | 11.8 | 21,077,250 |
| **Total Corporate Bonds** (cost $ 63,504,684) | | 40.3 | 71,928,442 |
| **Municipal Bonds** | | | |
| Consumer Cyclical | | | |
| Chicago Ohare 6.375% 11/01/35 | 35,370,000 | 9.9 | 17,685,000 |
| Chicago Ohare 6.3% 05/01/16 | 48,785,000 | 6.8 | 12,196,250 |
| Chicago Ohare 6.1% 11/01/35 | 23,815,000 | 3.3 | 5,953,750 |
| Chicago Ohare 5.35% 9/01/16 | 15,672,000 | 2.2 | 3,918,000 |
| Chicago Ohare 5.8% 11/01/35 | 7,200,000 | 2.0 | 3,600,000 |
| Chicago Ohare 5.2% 4/01/11 | 6,910,000 | 1.0 | 1,727,500 |
| Denver United 6.875% 10/1/32 | 20,000 | 0.0 | 18,747 |
| **Total Municipal Bonds** (cost $ 28,909,283) | | 25.2 | 45,099,247 |
| **Options** | | | |
| Communications | | | |
| Verizon Communications Inc. Call Feb2006 @ $32.5 | 5,007 | 0.0 | 87,572 |
| MCI Communications Corp Put Jan2006 @ $22.5 | 16,238 | 0.0 | 40,595 |
| MCI Communications Corp Put Jan2006 @ $20 | 11,250 | 0.0 | 28,125 |
| Other | | 0.6 | 996,179 |
| Consumer Cyclical | | | |
| American Airlines Call Feb2006 @ $12 | 1,500 | 0.9 | 1,537,500 |
| Ford Motors Co. Put Jan2006 @ $15 | 900 | 0.4 | 657,000 |
| General Motors Corp Put Jan2005 @ $35 | 556 | 0.3 | 619,940 |
| Ford Motors Co. Put Jan2006 @ $12.5 | 600 | 0.2 | 285,000 |
| General Motors Corp Put Jan2006 @ $22.5 | 835 | 0.2 | 275,542 |
| Ford Motors Co. Put Jan2007 @ $7 | 1,294 | 0.1 | 213,497 |

*See accompanying notes to financial statements.*

*(Expressed in United States Dollars)*

**December 31, 2005**

| | Number of Shares | Percentage of Stockholder's Equity | Market Value |
|---|---|---|---|
| **Investments in securities,** at market (continued) | | | |
| **Options** (continued) | | | |
| General Motors Corp Put Jan2006 @ $20 | 284 | 0.0 % | $ 41,890 |
| Ford Motors Co. Put Jan2006 @ $7.5 | 800 | 0.0 | 22,000 |
| General Motors Corp Call Jan2006 @ $25 | 835 | 0.0 | 6,263 |
| Ford Motors Co. Call Jan 2006 @ $15 | 1,120 | 0.0 | 5,600 |
| Ford Motors Co. Call Jan2006 @ $12.5 | 525 | 0.0 | 2,625 |
| Other | | 0.2 | 393,872 |
| Concumer Non-Cyclical | | | |
| General Mills Inc. Put Jan2006 @ $50 | 3,356 | 0.2 | 402,686 |
| Other | | 1.4 | 2,417,010 |
| Energy | | | |
| Massey Energy Co. Put Jan2006 @ $45 | 7,250 | 2.9 | 5,256,250 |
| Massey Energy Co. Put Jan2006 @ $40 | 3,400 | 0.5 | 875,500 |
| Massey Energy Co. Put Apr2006 @ $35 | 2,800 | 0.3 | 545,972 |
| Peabody Energy Corp Put Mar2006 @ $70 | 2,500 | 0.3 | 449,975 |
| Massey Energy Co. Put Jan2006 @ $35 | 1,250 | 0.0 | 37,488 |
| Massey Energy Co. Call Jan2006 @ $50 | 2,500 | 0.0 | 12,500 |
| Other | | 4.3 | 7,740,414 |
| Index Fund | | | |
| SPRD Trust Series 1 Call Mar2006 @ $124 | 650 | 0.1 | 240,500 |
| Other | | 0.0 | 4,875 |
| Industrial | | | |
| Eastman Kodak Co. Put Jan2006 @ $22.5 | 3,000 | 0.1 | 97,470 |
| Other | | 0.0 | 75,880 |
| Technology | | 0.3 | 603,750 |
| Utility | | 0.1 | 255,767 |
| **Total Options** (cost $ 35,356,234) | | 13.6 | 24,229,236 |
| **Preferred Stocks** | | | |
| Consumer Cyclical | | | |
| Ford Motors Co. Trust 6.5% | 492,226 | 7.7 | 13,693,727 |
| General Motors Corp 5.25% | 264,577 | 2.2 | 3,946,801 |
| General Motors Corp 4.5% | 2,600 | 0.0 | 54,184 |
| Energy | | 1.9 | 3,419,540 |
| Finance | | 4.1 | 7,361,280 |
| Industrial | | 0.2 | 335,937 |
| **Total Preferred Stocks** (cost $ 29,234,108) | | 16.1 | 28,811,469 |

*(Expressed in United States Dollars)*

**December 31, 2005**

| | Percentage of Stockholder's Equity | Market Value |
|---|---|---|
| **Investments in securities,** at market (continued) | | |
| **Warrants** | | |
| Communications | 8.3 % | $ 14,879,523 |
| Consumer Non-Cyclical | 0.5 | 913,843 |
| Industrial | 1.9 | 3,317,125 |
| **Total Warrants** (cost $ 11,413,962) | 10.7 | 19,110,491 |
| **Total investments in securities** (cost $ 498,815,466) | 295.5 % | $ 527,973,430 |

**The geographical categorization by country of issuer of the value of investments is as follows:**

| | Percentage of Stockholder's Equity | Market Value |
|---|---|---|
| United States (cost $ 493,065,580) | 292.0 % | $ 521,657,050 |
| Other (cost $ 5,749,886) | 3.5 | 6,316,380 |
| Total (cost $ 498,815,466) | 295.5 % | $ 527,973,430 |

SHEPHERD TRADING LIMITED

CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)
*(Expressed in United States Dollars)*

December 31, 2005

| | Number of Shares or Principal Amount | Percentage of Stockholder's Equity | Market Value |
|---|---|---|---|
| **Securities sold short,** at market | | | |
| **Common Stocks** | | | |
| Basic Materials | | 1.8 % | $ 3,275,986 |
| Communications | | | |
| Verizon Communications Inc. | 291,338 | 4.9 | 8,775,101 |
| Other | | 10.7 | 19,100,386 |
| Consumer Cyclical | | | |
| American Airlines | 489,200 | 6.1 | 10,874,916 |
| Callaway Golf Co. | 677,844 | 5.3 | 9,381,293 |
| Ford Motors Co. | 1,203,838 | 5.2 | 9,293,509 |
| General Motors Corp | 444,943 | 4.8 | 8,640,793 |
| Beazer Homes USA Inc. | 117,167 | 4.8 | 8,534,444 |
| UAL Corp | 139,000 | 0.1 | 131,341 |
| Other | | 10.4 | 18,540,907 |
| Consumer Non-Cyclical | | | |
| Celgene Corp | 302,625 | 11.0 | 19,610,070 |
| Teva Pharmaceutical Industries | 146,860 | 3.5 | 6,316,434 |
| Other | | 10.0 | 17,819,025 |
| Energy | | 4.1 | 7,291,370 |
| Finance | | 8.1 | 14,556,257 |
| Index | | | |
| SPDR Trust Series 1 | 231,680 | 16.1 | 28,846,477 |
| Ishares Russell 2000 Index Fund | 282,127 | 10.5 | 18,793,963 |
| Other | | 0.1 | 251,550 |
| Industrial | | | |
| Danaher Corp | 230,850 | 7.2 | 12,876,813 |
| Eastman Kodak Co. | 346,160 | 4.5 | 8,100,109 |
| Other | | 14.7 | 26,227,885 |
| Technology | | 6.3 | 11,167,430 |
| Utility | | | |
| PG&E Corp | 522,850 | 10.9 | 19,408,140 |
| Other | | 9.0 | 16,117,223 |
| **Total Common Stocks** (proceeds $ 286,031,072) | | 170.1 | 303,931,422 |
| **Corporate Bonds** | | | |
| Basic Materials | | 0.9 | 1,550,250 |
| Communications | | 5.3 | 9,535,974 |
| Consumer Cyclical | | | |
| UAL Corp 9.0% 12/15/03 | 3,450,000 | 0.4 | 784,875 |
| Other | | 3.8 | 6,844,000 |

*See accompanying notes to financial statements.*

# SHEPHERD TRADING LIMITED

**CONDENSED SCHEDULE OF INVESTMENTS (CONTINUED)**
*(Expressed in United States Dollars)*

**December 31, 2005**

| | Number of Shares | Percentage of Stockholder's Equity | Market Value |
|---|---|---|---|
| **Securities sold short,** at market (continued) | | | |
| **Corporate Bonds** (continued) | | | |
| Consumer Non-Cyclical | | 1.7 % | $ 3,101,769 |
| Energy | | 1.4 | 2,522,223 |
| Industrial | | 2.1 | 3,704,100 |
| Utility | | 1.8 | 3,224,421 |
| **Total Corporate Bonds** (proceeds $ 29,983,634) | | 17.5 | 31,267,612 |
| **Options** | | | |
| Communications | | | |
| Verizon Communications Inc. Put Jan2007 @ $30 | 2,500 | 0.4 | 687,500 |
| Verizon Communications Inc. Put Jan2006 @ $30 | 1,500 | 0.1 | 97,485 |
| Verizon Communications Inc. Call July2004 @ $37.5 | 1,250 | 0.0 | 9,375 |
| Other | | 0.4 | 781,300 |
| Consumer Cyclical | | | |
| American Airlines Call Feb2004 @ $14 | 3,000 | 1.4 | 2,504,970 |
| Beazer Homes USA Inc. Call Jan2007 @ $51.625 | 215 | 0.3 | 568,675 |
| Beazer Homes USA Inc. Call Jan2007 @ $50 | 131 | 0.2 | 362,214 |
| American Airlines Put May2004 @ $12 | 3,500 | 0.1 | 157,500 |
| General Motors Corp Call Jan2007 @ $32.5 | 835 | 0.1 | 125,250 |
| General Motors Corp Put Jan2007 @ $7.5 | 1,885 | 0.1 | 108,369 |
| Amerian Airlines Put May2006 @ $11 | 2,100 | 0.0 | 68,229 |
| American Airlines Put May2006 @ $10 | 239 | 0.0 | 6,573 |
| Other | | 0.3 | 555,934 |
| Consumer Non-Cyclical | | 0.1 | 145,973 |
| Finance | | 0.2 | 392,057 |
| Utility | | 0.4 | 768,940 |
| **Total Options** (proceeds $ 6,040,437) | | 4.1 | 7,340,344 |
| **Total securities sold short** (proceeds $ 322,055,143) | | 191.7 % | $ 342,539,378 |

**The geographical categorization by country of issuer of the value of securities sold short is as follows:**

| | Percentage of Stockholder's Equity | Market Value |
|---|---|---|
| United States (proceeds $ 318,638,181) | 189.7 % | $ 338,877,250 |
| Other (proceeds $ 3,416,962) | 2.0 | 3,662,128 |
| Total (proceeds $322,055,143) | 191.7 % | $ 342,539,378 |

*See accompanying notes to financial statements.*

## 1. Nature of operations and summary of significant accounting policies

*Nature of Operations*

Shepherd Trading Limited (the "Company") is incorporated under the laws of the British Virgin Islands. The Company is a broker-dealer registered with the Securities and Exchange Commission of the United States of America and is a member of the National Association of Securities Dealers, Inc. The Company's principal operations consist of trading and investing in securities for its own account.

*Basis of Presentation*

These financial statements are expressed in United States Dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America.

*Valuation of Investments in Securities and Securities Sold Short*

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Investments not so listed are valued at the mean between the last reported "bid" and "asked" prices. Convertible securities are valued at their conversion value, if such value more accurately represents the price obtainable for the security. If the securities constitute a block which, in the judgment of management, could not be liquidated in a reasonable time without depressing or inflating the market, such block may be valued by management provided that such value does not exceed, for a long position, or fall below, for a short position, the quoted market price of such security.

*Financial Instruments*

In the normal course of business, the Company utilizes derivative financial instruments in connection with its proprietary trading activities. The Company records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in net gain (loss) on investments in the statement of operations.

*Translation of Foreign Currency*

Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the period end exchange rates. Purchases and sales of investments, income, and expenses that are denominated in foreign currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in net realized gain (loss) on investments in the statement of operations.

*Investment Transactions and Related Investment Income*

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Where applicable, discounts and premiums on securities purchased are amortized over the lives of the respective securities.

(Expressed in United States Dollars)

## 1. Nature of operations and summary of significant accounting policies (continued)

*Income Taxes*

Under the laws of the British Virgin Islands, the Company is not subject to income taxes. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

## 2. Due from/to broker

Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold short.

Amounts due to broker represent margin borrowings that are collateralized by certain marketable securities.

In the normal course of business, substantially all of the Company's marketable securities transactions, money balances and security positions are transacted with a broker. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on their behalf.

## 3. Related party transactions

The Company has an agreement with its sole stockholder, Shepherd Investments International, Ltd., to pay a performance fee equal to 20% of the Company's net income.

The Company pays a management fee to Shepherd Investments International, Ltd. The management fee is computed at the annual rate of 1¼%, calculated monthly and paid quarterly, based on the net asset value of the Company as of the last day of each month. Management fees for the year ended December 31, 2005 were used primarily to cover payroll costs incurred by the Company.

## 4. Net capital requirements

The Company is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $88,571,000, which was approximately $88,394,000 in excess of its minimum requirement of $177,000.

(Expressed in United States Dollars)

## 5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provision under sub paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

## 6. Off-balance sheet risk

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in these financial statements. The Company is not exposed to this risk to the extent it holds offsetting long positions.

## 7. Financial highlights

Financial highlights for the year ended December 31, 2005 are as follows:

| | |
|---|---|
| Total return | |
| Total return before performance fee | (7.7) % |
| *Performance fee* | - |
| Total return after performance fee | (7.7) % |
| Ratio to average net assets | |
| *Operating expenses (including interest and dividends)* | 15.9 % |
| Performance fee | - |
| Total expenses | 15.9 % |
| Net investment income (loss) | (4.9) % |

Financial highlights are calculated for the Company taken as a whole.

## 8. Subsequent events

In April 2006, management intends to create a "master-feeder" fund structure, (the "Master Fund") and contribute a substantial amount of the positions and cash balances of the Partnership to this Master Fund. The Partnership will remain operational and plans to maintain net capital in excess of its required minimum amount.